

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 12, 2015

Enerplus to Present at EnerCom's Oil & Gas Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ray J. Daniels, Senior Vice President, Operations, will provide an update on Enerplus' activities via a presentation at EnerCom's Oil & Gas Conference in Denver, Colorado on Tuesday, August 18, 2015 at 2:45 pm MT (4:45 pm ET). Investors are invited to listen to a live webcast of the presentation at:

http://www.oilandgas360.com/togc-webcast/erf

The live webcast will also be available on The Oil & Gas Conference 20 website at http://www.theoilandgasconference.com. A replay will be available on the Enerplus website at www.enerplus.com.

Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation